EXHIBIT 99.1

Foremost to Form Joint Ventures with Denison for GR and Blackwing Properties and to Issue Warrants at a Significant Premium

Foremost to receive proceeds of $650,000, retain 20% in GR and Blackwing properties, and will have a 6-month grace period for initial JV expenditures

VANCOUVER, British Columbia, Oct. 22, 2026 (GLOBE NEWSWIRE) -- Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) (“Foremost” or the “Company”) is pleased to report that it has entered into an agreement with Denison Mines Corp. (“Denison”) to sell a 31% interest in the GR and Blackwing properties (together the “Properties”), form two exploration joint ventures (“JVs”), and issue 1,031,191 share purchase warrants (the “Warrants”) in exchange for total consideration of $650,000 (collectively, the “Transaction”). The warrants will have an exercise price of $1.80 per warrant share, which represents over a 175% premium to Foremost’s closing share price on October 22, 2026, and will have a 5-year term.

David Cates, Interim CEO of Foremost commented, “The GR and Blackwing properties are located in the northwestern portion of the Athabasca Basin region and are situated along the Grease River shear zone and the Black Bay fault respectively – both of which are geologically prospective areas that have historically been subject to little or no exploration. While these Properties have the potential to become a new area of exploration focus in the region, the scale of the Properties and the annual work expenditures required to keep the claims in good standing are significant. As a result, forming JVs with Denison is an ideal arrangement for Foremost, whereby Foremost retains exposure to potential future exploration success without having to carry the full cost of exploring this district-scale area.”

Completion of the Transaction is expected to take place on or about November 2, 2026, subject to receipt of all regulatory and stock exchange approvals and other customary closing conditions.

GR & Blackwing Highlights

  Foremost and Denison agree to form two exploration JVs on closing, where Foremost retains a 20%-ownership interest in each of the Properties.
  The GR property is comprised of 16 mineral claims covering 78,585 hectares, and the Blackwing property is comprised of 3 mineral claims covering 12,627 hectares (See Figure 1).
  Denison will be responsible for funding 80% of future expenditures, pursuant to the JV agreements, and commits to either carry out geophysical studies or make deficiency deposits to maintain the Properties until at least January 4, 2028 (the “Initial Expenditures”).
  Foremost expects Denison will carry out geophysical studies within the next 12 months to further define the exploration potential of the Properties and generate future drill targets.
  Foremost retains an option to decide within 6 months of the earlier of completion of the initial geophysical surveys or the date of the last of the Initial Expenditures whether it (i) funds its share of Initial Expenditures or (ii) dilutes its ownership pursuant to the terms of the JVs.

Figure 1. GR & Blackwing Properties

Warrant Terms

  On closing, Foremost will issue 1,031,191 Warrants with an exercise price of $1.80 per warrant share and a term of 5 years (the “Term”).
  Exercise price of $1.80 represents over a 175% premium to Foremost’s closing share price of $0.64 on October 22, 2026.
  The number of warrants exercisable by Denison at any time is limited to such number of Warrants that, if exercised, would not result in Denison’s ownership of Foremost exceeding 19.95% (the “Ownership Cap”).
  At maturity, if exercise of any remaining Warrants would result in the holder exceeding the Ownership Cap, then Foremost will either (a) apply for and obtain an extension of the Term of the Warrants for such duration as may be approved by the Canadian Securities Exchange, or (b) purchase from the holder any remaining Warrants not exercisable due to the Ownership Cap based on the differential between the exercise price and the current market price for each warrant share.
  The Warrants will be subject to a four-month hold period and thereafter will be transferable.

Amended & Restated Option Agreement

  The Option Agreement entered into between Denison and Foremost on September 23, 2024 (the “Original Option Agreement”) included 10 properties and will be amended and restated (the “A&R Option Agreement”) on closing to exclude the GR & Blackwing Properties such that Foremost will no longer have any right to increase its ownership interest in those two Properties.
  Accordingly, any subsequent expenditures incurred by Foremost in connection with the GR and Blackwing Properties will be governed by the applicable JV agreements and will not count towards satisfaction of Option Tranche 3 under, and as defined in, the A&R Option Agreement.
  The A&R Option Agreement will preserve Foremost’s right to complete Option Tranche 3 and earn an additional 19% interest (for an aggregate interest of 70%) in 7 of the remaining 8 properties under option from Denison and a minimum 51% interest in Hatchet Lake, by (i) completing $12.0 million in eligible exploration expenditure on the remaining 8 properties by July 9, 2029, and (ii) payment to Denison of $2.5 million in additional consideration in a combination of cash or common shares of Foremost.
  The full details of the A&R Option Agreement will be available under Foremost’s profile on SEDAR+ at www.sedarplus.ca.

National Investor Relations & Television Campaign

The Company has extended its previous engagement with RedChip Companies Inc. (“RedChip”) of 31 E Horatio Ave, Suite #100, Maitland, FL 32751 (email: info@redchip.com) to provide marketing services from mid-October 2026 to April 2027 at a cost of USD$11,000 per month.

Additionally, RedChip has secured a two-week national television campaign for Foremost, featuring a 30-second advertisement on CNBC, Fox Business, Bloomberg TV, and other platforms to raise awareness about the Company.    The campaign is scheduled to commence during the second half of October at a cost of USD$150,000 payable to RedChip.

No securities will be issued to RedChip as compensation. To the Company's knowledge, RedChip (including its directors and officers) holds no securities of the Company and maintains an arm's-length relationship.

Nasdaq Compliance Notification

The Company received a notification letter (the "Notification Letter") from The Nasdaq Stock Market LLC ("Nasdaq") indicating that the Company is not currently in compliance with Nasdaq Listing Rule 5550(a)(2). This rule requires listed securities to maintain a minimum bid price of US$1.00 per share, and the Company's common shares have closed below this threshold for 30 consecutive business days from September 4, 2026, to October 16, 2026.

The Notification Letter does not immediately affect the listing or trading of Foremost's common shares on the Nasdaq Capital Market under the symbol "FMST." In accordance with Nasdaq Listing Rule 5810(c)(3)(A), Foremost has been granted a 180-calendar day compliance period, ending on April 19, 2027, to regain compliance with the minimum bid price requirement. To achieve compliance, the closing bid price of the Company's common shares must meet or exceed US$1.00 for a minimum of ten consecutive business days during this period.

If Foremost does not regain compliance by April 17, 2027, the Company may be eligible for an additional 180-calendar day grace period, provided it meets the continued listing requirement for market value of publicly held shares (US$1 million) and all other initial listing standards for the Nasdaq Capital Market, except for the bid price requirement. The Company would also need to notify Nasdaq of its plans to cure the deficiency.

Foremost's management is evaluating all available options to address the bid price deficiency, including increased investor awareness, and remains committed to maintaining its Nasdaq listing. The Company's business operations, financial condition, and corporate strategy are unaffected by this notification.   Foremost is disclosing this notification, as required by Nasdaq rules, within four business days of receipt.

Qualified Person

The technical content of this news release has been reviewed and approved by Cameron MacKay, P. Geo., Vice President of Exploration for Foremost Clean Energy Ltd., and a Qualified Person under National Instrument 43-101.

About Foremost

Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) (WKN: A3DCC8) is a North American uranium, lithium, and gold exploration company strategically positioned to support the long-term growth in demand expected for reliable, carbon-free energy sources.

The Company has a portfolio of 10 property interests spanning over 330,000 acres in the prolific, uranium-rich Athabasca Basin region of northern Saskatchewan, including an option from Denison to earn up to a 70% interest in 8 prospective uranium properties (except for the Hatchet Lake, where Foremost can earn up to 51%), plus a minority ownership interest (20%) in the GR & Blackwing joint ventures with Denison.

The Company’s uranium exploration efforts benefit from access to extensive historic drilling and geophysical data for targeting high-potential, mineralized trends. To date, Foremost has completed geophysical surveys and multiple drill campaigns that have generated encouraging results and defined high-priority exploration targets for follow-up drilling.

Foremost also has a portfolio of lithium-focused projects at varying stages of development spanning 43,000+ acres in Manitoba, providing exposure to other critical materials essential in electrification and energy storage.

For further information, please visit the Company’s website at www.foremostcleanenergy.com.

Contact and Information

David Cates, Interim CEO
info@foremostcleanenergy.com

Investor Relations
Dave Gentry
RedChip Companies, Inc.
1-407-644-4256
1-800-REDCHIP (733-2447)
FMST@redchip.com

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Forward-Looking Statements

Except for the statements of historical fact contained herein, the information presented in this news release and oral statements made from time to time by representatives of the Company are or may constitute “forward-looking statements” as such term is used in applicable United States and Canadian laws and including, without limitation, within the meaning of the Private Securities Litigation Reform Act of 1995, for which the Company claims the protection of the safe harbor for forward-looking statements. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any other statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect,” “is expected,” “anticipates” or “does not anticipate,” “plans,” “estimates” or “intends,” or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved) are not statements of historical fact and should be viewed as forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, statements regarding: the completion of the Transaction and the timing thereof, including the sale of a 31% interest in each of the Properties, the formation of the joint ventures, entry into the A&R Option Agreement and the issuance of the Warrants; the receipt by the Company of total consideration of $650,000; the Company retaining a 20% interest in each of the Properties; Denison funding 80% of future expenditures and carrying out geophysical studies or making deficiency deposits to maintain the Properties until at least January 4, 2028; the expectation that Denison will carry out geophysical studies within the next 12 months and that such studies will further define the exploration potential of the Properties and generate future drill targets; the potential for the Properties to become a new area of exploration focus and the Company’s exposure to potential future exploration success; the Company’s election to fund its share of the Initial Expenditures or dilute its ownership interest; the exercise of the Warrants; the application of the Ownership Cap and any extension of the Term or purchase by the Company of Warrants not exercisable due to the Ownership Cap; the Company’s ability to complete Option Tranche 3 under the A&R Option Agreement, including completing $12.0 million in eligible exploration expenditures by July 9, 2029 and paying $2.5 million in additional consideration to Denison; the availability of information on SEDAR+; the timing, scope and cost of the marketing services and television campaign to be provided by RedChip; and the long-term growth in demand expected for carbon-free energy sources.

In making the forward-looking statements in this news release, the Company has applied several material assumptions, including, without limitation, that: the transactions with Denison will be completed on the terms and within the timeframes currently anticipated; all required approvals, including any approval of the Canadian Securities Exchange, will be obtained in a timely manner; Denison will perform its obligations under the joint venture agreements, the Warrants and the A&R Option Agreement; geophysical studies on the Properties will be carried out as expected and will yield results supporting further exploration; the Company will have access to sufficient capital, on acceptable terms, to fund its share of joint venture expenditures (if it so elects) and to satisfy the requirements of Option Tranche 3; the market price of the Company’s common shares will not change in a manner that adversely affects the Warrants or the Company’s obligations relating to the Ownership Cap; RedChip will deliver its services as scheduled and at the anticipated cost; there will be no material adverse change in uranium prices, general economic, market or industry conditions; and exploration and permitting activities will not be materially delayed by weather, regulatory or other factors.

Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Many of these factors are beyond the Company’s ability to control or predict. Important factors that may cause actual results to differ materially and that could impact the Company and the statements contained in this news release include, among others: the risk that the transactions with Denison are not completed on the anticipated terms or timeline, or at all; the failure to obtain any required regulatory or stock exchange approvals; the risk that Denison does not carry out geophysical studies or other expenditures on the Properties as anticipated, or that such studies do not identify drill targets or further define exploration potential; the inherent uncertainty of mineral exploration and the speculative nature of exploration-stage properties; the dilution of the Company’s interest in the joint ventures should it elect not to, or be unable to, fund its share of expenditures; the risk that the Company is required to purchase Warrants from Denison or that an extension of the Term is not approved; the potential dilution to shareholders resulting from the exercise of the Warrants; the Company’s inability to complete Option Tranche 3 or to fund the required expenditures and additional consideration under the A&R Option Agreement, and the consequences of any default thereunder; the availability of capital to fund programs and the resulting dilution caused by the raising of capital through the sale of shares; continuity of agreements with third parties, including Denison and RedChip; the effectiveness of the Company’s investor relations and marketing activities; fluctuations in uranium and other commodity prices and in the market price of the Company’s common shares; risks and uncertainties associated with the environment; and delays in obtaining governmental approvals, permits or financing. Additional factors that may cause actual results to differ materially and that could impact the Company and the statements contained in this news release can be found in the Company’s filings with the Securities and Exchange Commission.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved.

The Company assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities. and information. Please refer to the Company’s most recent filings under its profile at on Sedar+ at www.sedarplus.ca and on Edgar at www.sec.gov for further information respecting the risks affecting the Company and its business.

The CSE has neither approved nor disapproved the contents of this news release and accepts no responsibility for the adequacy or accuracy hereof.

A photo accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/83847915-25d3-4e93-8c23-170dd0e60c50